Lancaster Colony Corporation
37 West Broad Street
Columbus, OH 43215-4177
614/224-7141
FAX 614/469-8219
February 27, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Attention:	H. Roger Schwall, Division of Corporation Finance Sean Donahue, Division of Corporation Finance Michael E. Karney, Division of Corporation Finance

Re:	Lancaster Colony Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed October 15, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Filed November 6, 2008
File Number 000-04065
Ladies and Gentlemen:
     Lancaster Colony Corporation, an Ohio corporation (the “Company”, or “we,” “our” or “us”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 30, 2009 (the “Comment Letter”) with respect to our Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed August 29, 2008 (the “Form 10-K”), our Definitive Proxy Statement on Schedule 14A for our 2008 Annual Meeting of Shareholders, filed October 15, 2008 (the “Proxy Statement”), and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 (the “Form 10-Q”).
     Our responses are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the fiscal year ended June 30, 2008
Risk Factors, page 6
1.	We note your statements that “[t]he risks and uncertainties described below are not the

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February 27, 2009

only ones we face” and that “[a]dditional risks and uncertainties that we are not aware of, or focused on, or that we currently deem immaterial, may also impair our business operations.” Please eliminate any suggestion that this section does not state all of the material risks affecting your company.
Response. We will eliminate such suggestion in our next Annual Report on Form 10-K.
2.	We note that each share of common stock includes a non-detachable stock purchase right that provides for the purchase of preferred stock and additional common stock that is exercisable when a person or group of persons acquires beneficial ownership of 15% or more of your common stock or announces the initiation of a tender or exchange offer. Please include a risk factor discussing how this non-detachable stock purchase right may prevent or frustrate a third-party takeover of your company.
Response. Please see the following additional disclosure that was included in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2008:
Anti-takeover provisions could make it more difficult for a third party to acquire us.
We have adopted a shareholder rights plan and initially declared a dividend distribution of one right for each outstanding share of common stock to shareholders of record as of April 20, 2000, including any transfer or new issuance of common shares of the Company. Under certain circumstances, if a person or group acquires 15 percent or more of our outstanding common stock, holders of the rights (other than the person or group triggering their exercise) will be entitled to purchase one one-hundredth of a share of Series A Participating Preferred Share at a price of $185 per unit, subject to certain adjustments. The rights expire on April 20, 2010, unless extended by our Board of Directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Board of Directors, our rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our Board of Directors regarding that acquisition. Further, certain provisions of our charter documents, including provisions limiting the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice and provisions classifying our Board of Directors, may make it more difficult for a third party to gain control of our Board of Directors. This may have the effect of delaying or preventing changes of control or management of the Company, which could have an adverse effect on the market price of our stock.
Additionally, Ohio corporate law contains certain provisions that could have the effect of delaying or preventing a change of control. The Ohio Control Share Acquisition Act found in Chapter 1701 of the Ohio Revised Code provides that certain notice and informational filings and a special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition,” as defined in the Ohio Revised Code. Assuming compliance with the prescribed notice and information filings, a proposed control share acquisition may be accomplished only if, at a special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the Company represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the “interested shares,” as defined in the Ohio Revised Code. The Interested Shareholder Transactions Act found in

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February 27, 2009

Chapter 1704 of the Ohio Revised Code generally prohibits certain transactions, including mergers, majority share acquisitions and certain other control transactions, with an “interested shareholder,” as defined in the Ohio Revised Code, for a three-year period after becoming an interested shareholder, unless our Board of Directors approved the initial acquisition. After the three year waiting period, such a transaction may require additional approvals under this Act, including approval by two-thirds of all of the Company’s voting shares and a majority of the Company’s voting shares not owned by the interested shareholder. The application of these provisions of the Ohio Revised Code, or any similar anti-takeover law adopted in Ohio, could have the effect of delaying or preventing a change of control, which could have an adverse effect on the market price of our stock.
3.	We note that Mr. Gerlach owns 29.39% of your company. Please include a risk factor addressing the fact that his amount of share ownership gives him the ability to exert substantial influence over the direction of the business, including the ability to influence the board of directors.
Response. Please see the following additional disclosure that was included in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2008:
Mr. Gerlach, our Chairman of our board of directors and Chief Executive Officer, has a significant ownership interest in our Company.
As of September 19, 2008, Mr. Gerlach owned or controlled approximately 29% of the outstanding shares of our common stock. Accordingly, Mr. Gerlach has significant influence on all matters submitted to a vote of the holders of our common stock, including the election of directors. Mr. Gerlach’s voting power also may have the effect of discouraging transactions involving an actual or a potential change of control of our Company, regardless of whether a premium is offered over then-current market prices.
     The interests of Mr. Gerlach may conflict with the interests of other holders of our common stock.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Liquidity and Capital Resources, page 23
4.	Disclosure under this section indicates, in part, that the 2008 decrease in cash provided by operating activities from continuing operations was influenced by comparatively unfavorable relative changes in working capital components. Explain to us how you considered providing disclosure that explains the reasons for these unfavorable changes. See SEC Release 34-48960: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations Section IV.B.
Response: With respect to elaborating on the reasons underlying the various unfavorable relative changes in working capital components, we considered Item 303 of Regulation S-K and more specifically Instructions 3 and 4 to Item 303(a) which provide that a company “shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operations or of future financial

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condition. This would include descriptions and amounts of (A) matters that would have an impact on future operations and have not had an impact in the past, and (B) matters that have had an impact on reported operations and are not expected to have an impact upon future operations...Where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s business as a whole.”
We did not believe providing further explanation for the changes noted in the working capital was necessary as, relative to the individual line items affected, these changes were neither significant nor indicative of unusual items or uncertainties that impacted past, or would impact future, operations.
However, we acknowledge our responsibility under the foregoing guidance and have further considered the guidance within SEC Release 34-48960: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations Section IV.B. We will continue to enhance our financial condition disclosures. As a recent example, we provided additional disclosure relative to specific working capital amounts in our Quarterly Report on Form 10-Q for the period ended December 31, 2008 within the Financial Condition section of the Management’s Discussion and Analysis. See the last sentence below for the related disclosure:
(Within Financial Condition)
For the six months ended December 31, 2008, net cash provided by operating activities from continuing operations totaled approximately $62.9 million as compared to $50.0 million in the prior-year period. The increase results from a higher level of net income and comparatively favorable relative changes in working capital components, including inventory and other current assets, as partially offset by the prior-year noncash impacts of the pension settlement charge and loss on the sale of the glass businesses, as well as the comparatively unfavorable relative change in accounts payable and accrued liabilities. The increase in receivables and decrease in inventories since June 2008 primarily relates to seasonal influences on sales within the Glassware and Candles segment.
Quantitative and Qualitative Disclosures about Market Risk, page 30
5.	Please provide the qualitative information about market risk required by Item 305 of Regulation S-K.
Response: Item 305(b) of Regulation S-K, which speaks to the requirements for providing qualitative information about market risk, requires a description, to the extent material, of a company’s primary market risk exposures, how those exposures are managed, and changes in such exposures. Per the general instructions to Item 305, the “disclosures called for by paragraphs 305(a) and 305(b) are intended to clarify the registrant’s exposures to market risk associated with activities in derivative financial instruments, other financial instruments, and derivative commodity instruments.”
We have not utilized derivative financial instruments or derivative commodity instruments as defined in the instructions and believe that our only other recent, material exposure to “other financial instruments” relates to our bank debt. We believe this exposure is addressed appropriately in our current disclosures, especially considering the relatively low level of debt we typically have outstanding.

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However, for purposes of providing further clarification, we propose to add qualitative disclosure of our market risks in our Annual Report on Form 10-K for the fiscal year ending June 30, 2009 in a manner similar to the following, assuming no material changes in such risks:
     Item 7A. We have exposure to market risks primarily from changes in interest rates and ingredient prices. We have not had any material exposure to market risk associated with derivative financial instruments or derivative commodity instruments.
Interest Rate Risk
We are subject to interest rate risk primarily associated with our borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Rates under our credit facility are set at the time of each borrowing and are based on predetermined formulas connected to certain benchmark rates. Increases in these rates could have an adverse impact on our earnings and cash flows. At current borrowing levels, we do not believe that a hypothetical adverse change of 10% in interest rates would have a material effect on our financial position. At the end of [                    ], we had $                     outstanding under our credit facility with a weighted average interest rate of                     . The nature and amount of our borrowings may vary as a result of business requirements, market conditions and other factors.
Commodity Price Risk
We purchase a variety of commodities and other materials, such as soybean oil, flour, paraffin wax and packaging materials, which we use to manufacture our products. The market prices for these commodities are subject to fluctuation based upon a number of economic factors and may become volatile at times. While we do not use any derivative commodity instruments to hedge against commodity price risk, we do actively manage a portion of the risk through a structured purchasing program for certain future requirements. This program gives us more predictable input costs, which may help stabilize our margins during periods of volatility in commodity markets.
Statements of Cash Flows, page 34
6.	Provide us an analysis that reconciles changes in operating assets and liabilities per your statements of cash flows to differences in amounts reported in your balance sheets.
Response: As requested, the following table summarizes the significant reconciling items associated with changes in operating assets and liabilities in our 2008 statement of cash flows to differences in the balance sheet amounts (amounts in 000’s):

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						As
						Presented
			Balance	Sale	Other	on Cash
Balance Sheet			Sheet	Adjustments	Adjustments	Flows
Accounts	6/30/08	6/30/07	Change	(1)	(2)	Statement
Accounts Receivable	59,409	63,112	3,703	(8,162)	(1,392)	(5,851)
Inventory	120,303	124,421	4,118	(11,588)	(17)	(7,487)
Deferred income taxes and other current assets	34,545	27,757	(6,788)	(889)	(600)	(8,277)

Accounts Payable	45,964	41,791
Accrued Liabilities	42,785	48,121
Accounts payable and accrued liabilities	88,749	89,912	(1,163)	3,763	4,157	6,757

(1)	Represents the adjustments necessary to properly reflect the November 2007 sale of the consumer and floral glass operations as required per the guidance provided by Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (“SFAS 95”), paragraphs 15 and 16 for investing activities and paragraphs 21, 22 and 28 for operating activities.

(2)	The “Other Adjustments” column includes other miscellaneous adjustments necessary to properly reflect noncash entries, discontinued operations, a book overdraft and restructuring activity as required per SFAS 95 paragraphs 28 and 115. More specifically, the Accounts Receivable adjustment primarily consisted of the noncash provision for doubtful accounts of approximately $1 million (properly moved to the “Deferred income taxes and other noncash charges” line item within the cash flows statement) and the Accounts Payable and Accrued Liabilities adjustment primarily related to the change in a book overdraft balance of approximately $0.6 million (properly moved to the “(Decrease) increase in cash overdraft balance” line item within the Cash Flows From Financing Activities section of the cash flows statement), the impact of accruals for capital expenditures of approximately $1.5 million (properly moved to offset the total “Payments on property additions” line item within the Cash Flows From Investing Activities section of the cash flows statement), the impact of properly classifying discontinued operation items of approximately $0.3 million and the effects of eliminating other noncash entries of approximately $2.5 million offset by restructuring-related activities of approximately $0.7 million (properly moved to the “Restructuring and impairment charge” line item within the cash flows statement).
Notes to Financial Statements, page 36
Note 1 – Summary of Significant Accounting Policies, page 36
Revenue Recognition, page 37
7.	Currently, your revenue recognition policy appears to address delivery only. Explain to us how you considered providing disclosure which addresses the other revenue recognition criteria identified in SAB Topic 13.A.1.
Response: The criteria set forth in Staff Accounting Bulletin (“SAB”) Topic 13.A.1 are: “a) Persuasive evidence of an arrangement exists; b) Delivery has occurred or services have been rendered; c) The seller’s price to the buyer is fixed or determinable; and d) Collectibility is

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February 27, 2009

reasonably assured.” Currently, our revenue recognition policy disclosure focuses primarily on the delivery of goods with additional disclosure regarding pricing adjustments and other reductions from revenue. We have focused on the delivery component of revenue recognition as our revenue is derived from the sale of various products, for which the delivery point completes the earnings process. We are not further obligated by additional servicing requirements or other contingencies associated with these sales. We do, however, address pricing and collectibility in our disclosures. Product pricing is addressed within the revenue recognition policy disclosure through disclosure of the fact that revenues are recorded net of any estimated sales discounts, returns and certain sales incentives including coupons and rebates. We also address the collectibility criteria in the “Receivables and the Allowance for Doubtful Accounts” policy disclosure within Note 1 to the consolidated financial statements. The only criterion identified in SAB Topic 13.A.1 not specifically addressed in our disclosures is evidence of an arrangement, which we view as an implicit prerequisite to the delivery of goods.
However, while we believe we have considered and addressed the requirements of SAB Topic 13.A.1 appropriately in our past revenue recognition disclosures, we propose to utilize the following, more explicit wording in future filings requiring disclosure of our revenue recognition policy:
We recognize revenue upon transfer of title and risk of loss provided evidence of an arrangement exists, pricing is fixed or determinable, and collectibility is probable. Net sales are recorded net of estimated sales discounts, returns and certain sales incentives, including coupons and rebates.
Note 2 – Discontinued Operations and Business Divestitures, page 40
8.	We note your discussion of losses recorded in June 2008 and June 2007 in connection with the sales of the operating assets of your Des Moines, Iowa automotive accessory operations and your automotive accessory operations in Coshocton, Ohio and LaGrange, Georgia. Explain to us how the timing of these losses was determined. As part of your response, describe for us the nature and timing of all significant events leading to the sales of these assets. In connection with this, describe for us the actions and timeline of the “strategic alternative review” of your nonfood operations. Also, tell us whether the assets sold had been tested for impairment prior to their sale. If impairment tests had been performed, describe the assumptions and conclusions of those tests. If impairment tests had not been performed, explain to us your basis for concluding that impairment testing was not necessary.
Response: We determined that the losses associated with the sales referenced above were not incurred until closing, based upon our application of the guidance in Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”). As discussed in more detail below, we did not consider either of these sales of operations to be “more-likely-than-not” until shortly prior to closing, and the Board of Directors (the “Board”) did not approve either sale until such time. As also discussed in more detail below, we conducted periodic impairment tests in accordance with SFAS 144 and recorded impairments of specific manufacturing lines when appropriate.
The first timeline below pertains to strategic alternative actions relating to the sale of the various operating assets of our Automotive Segment, including our Des Moines, Iowa automotive

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accessory operations and our automotive accessory operations in Coshocton, Ohio and LaGrange, Georgia. This timeline is followed by analysis of the timing of the losses. We also provide below a second timeline relating to our Glassware and Candles Segment, which was part of our strategic alternative review.
Timeline #1 – Automotive Segment:
•	November 2004 – The Board authorized management to engage an investment banking firm to understand the alternatives available with respect to our automotive operations.

•	January 2005 – We formally engaged an investment banking firm to explore strategic alternatives involving all or a part of our automotive operations, including their potential sale.

•	Summer of 2005 through fall of 2006 – In conjunction with assessing various alternatives, we undertook marketing efforts for this segment’s operations but this proved challenging due to a number of factors, including deteriorating credit conditions for automotive-related transactions. We were unable to find an acceptable buyer with significant and satisfactory interest in the automotive operations as a whole. Discussions then ensued with various potential buyers regarding purchases of various product lines.

•	March 2007 – Pursuant to specific Board authorization granted on March 22, 2007, we sold our heavy truck splashguard and pickup truck bedmat lines manufactured in Wapakoneta, Ohio for a gain of approximately $1.2 million.

•	May 23, 2007 – Board granted authorization to sell our automotive floor mat lines manufactured in Coshocton, Ohio and LaGrange, Georgia pursuant to the material terms presented to the Board by management.

•	June 2007 – In accordance with the foregoing authorization, we sold our automotive floor mat lines manufactured in Coshocton, Ohio and LaGrange, Georgia resulting in a pretax loss of approximately $24.3 million. We retained the Coshocton real estate, but very little of the Coshocton-related machinery and equipment.

•	May 28, 2008 – Board granted authorization to sell our truck accessory lines manufactured in Des Moines, Iowa pursuant to the material terms presented to the Board by management.

•	June 2008 – In accordance with the foregoing authorization, we sold our truck accessory lines manufactured in Des Moines, Iowa resulting in a pretax loss of approximately $20.4 million.
The primary driver for divestiture of the various operations was our strategic direction towards becoming a more food-focused company. The Board did not authorize, however, any sale of nonfood operations prior to finalization of the material terms, and initial Board directives were limited to authorizing management to explore strategic alternatives. Accordingly, no sale was considered probable until specific Board approval. The Board retained the ultimate authority to determine when these operational assets could be sold, to whom and at what price. Each sale transaction involved a purchase agreement not executed until closing after Board approval of all

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material terms. Financing for the buyers in the latter two transactions remained in question until the date of closing. While the Board and management discussed various alternatives during this extended time period, the challenges identified early regarding marketing efforts, the evolving nature of the discussions with potential buyers and generally deteriorating sectoral market conditions precluded a commitment to the divestitures until the actual time of sale.
As apparent from the discussion above, we did not consider our automotive operations as “assets held for sale” prior to closing under the guidance of paragraph 30 of SFAS 144. We did not meet all of the criteria of paragraph 30, including “management having the authority to approve the action, commit[ting] to a plan to sell the asset (disposal group);...[and] the sale of the asset (disposal group) [being] probable (i.e. likely to occur).” In addition, except for impairment of certain manufacturing lines specifically described below, we did not consider our automotive operations to be subject to impairment under SFAS 144. None of the asset sales met the “more-likely-than-not” threshold consideration under paragraph 8 of SFAS 144 until shortly prior to closing; and except as described below, our automotive operations had consistent, historic and projected positive cash flows that obviated further consideration for an impairment analysis under paragraph 8 of SFAS 144.
In conjunction with SFAS 144, we monitor long-lived assets for impairment and test such for recoverability whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. As defined in paragraph 4 of SFAS 144, “an asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of the other groups of assets and liabilities.”
Of the above asset groups sold, only our automotive floor mat operation demonstrated adverse operating conditions, beginning in the latter half of fiscal 2006 that required consideration of impairment testing in accordance with SFAS 144. As such, with the input and assistance of outside valuation firms, we conducted and documented tests of impairment for our fiscal year ended June 30, 2006. We assumed 3% sales growth over a five-year projection period with an EBITDA margin between 4% and 5% each year. We utilized a discount rate of 12% for the analysis, which represented the estimated weighted average cost of capital calculated for the reporting unit. It should also be noted that we actually began reviewing and evaluating the goodwill (approximately $1 million) associated with this reporting unit in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” beginning July 1, 2002 (the beginning of our 2003 fiscal year) and conducted annual reviews through June 30, 2006. In addition, we also conducted impairment reviews of certain specific long-lived assets relating to the floor mat products whenever events or changes in circumstances indicated that the carrying value may not have been recoverable and recorded impairments for specific manufacturing lines as considered necessary. As a result, asset impairments relating to two of our specific manufacturing lines within our floor mat operations occurred, and we recorded and disclosed these in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 and 2006, respectively.
The fiscal 2006 evaluations of the automotive floor mat operation resulted in a) a fair value of this reporting unit of $25.5 million as compared to a carrying value of $24.4 million and b) a fair value more specifically for property, plant and equipment of $22.6 million as compared to a net book value of $8.5 million. We continued to update our impairment review of this reporting unit quarterly during fiscal 2007 until it was ultimately sold. The probability of a sales transaction was not given weight due to the substantial uncertainties of successfully concluding a sale considering

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the prior lack of significant transactional progress, open issues regarding the negotiation of material terms and obtaining financing and the late timing (i.e., end of June 2007) of the sale itself.
Given such factors as our strategic direction to become a more food-focused company, certain management issues and the perception of increasing sectoral risks, the Board eventually determined to forego further marketing efforts and approve the proposed transactions as soon as practicable after management finalized the material terms. In each case, Board approval occurred shortly before closing, and we did not enter into the sale agreements until closing. In the meantime, our ongoing review under SFAS 144 did not result in an impairment in our Automotive Segment except for the product lines discussed above. For these reasons, we determined that the losses did not occur until closing.
Timeline #2 – Glassware and Candles Segment (relevant to responses 9 and 10 below):
•	November 2005 – We engaged an investment banking firm to assist in exploring alternatives with respect to our consumer and floral glassware operations. This effort was deemed prudent given higher input costs, growing competition and the planning horizon necessary to accommodate large capital expenditures forecast several years in the future.

•	Spring and Summer of 2006 – We explored the possible sale of our glassware operations. We determined that market interest did not meet our expectations.

•	March 2007 – We announced the closure of our industrial glass operations, largely due to a declining customer base.

•	Spring 2007 – An inquiry from a potential strategic buyer sparked a renewed sales effort of the consumer and floral glass operations.

•	November 2007 – After lengthy negotiations and specific Board approval of all material terms, we completed the sale of the consumer and floral glass business.

•	August 2008 – We reported in our Form 10-K that we do not expect further progress on our strategic evaluation of our candle operations under current market conditions.
9.	We note you classified the $6.4 million loss from your disposal of certain consumer and floral glass operating assets in cost of sales. Explain to us your basis for this classification. As part of your response, describe the assets disposed. Also, explain how you considered the guidance of SFAS 144, paragraphs 41 through 43. In this regard, we note that you refer to these disposed assets as businesses, and that you disclose discrete amounts of related net sales.

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Response: The consumer and floral glass operating assets disposed of under the November 2007 purchase agreement consisted of substantially all of the related net noncash working capital (approximately $18.1 million, including inventory of approximately $11.6 million), as well as most of the associated machinery and equipment (approximately $7.4 million). We retained the associated real estate. We also retained assets related to the SG&A function of this operation because such functions were supported by our larger candle operation.
Loss Classification:
We considered separate classification of the loss on the income statement; however, aggregation within cost of sales was influenced by:
•	a less than 1% impact on consolidated gross margin as a percent of sales – the percentage including the loss equaled 16.04% while the percentage excluding the loss equaled 16.69%;

•	the fact that the loss is properly included within consolidated operating income (paragraph 45 of SFAS 144);

•	the fact that we fully disclosed the amount of the loss and its classification on the income statement in the footnotes to the consolidated financial statements (paragraph 47b of SFAS 144);

•	there was no impact on segment operating income; and

•	the majority of sold assets consisted of inventory and manufacturing assets.
Discontinued Operations Consideration:
We considered the guidance for reporting discontinued operations under SFAS 144 paragraphs 41 through 43 and noted that certain conditions were not met to allow for this classification. While the operations sold met the “component of an entity” requirements under paragraph 41 of SFAS 144, they did not meet the conditions necessary for discontinued operations reporting under paragraph 42 of SFAS 144, and thus would not follow the classification requirements under paragraph 43 of SFAS 144.
Under paragraph 42 of SFAS 144, two conditions must be met before a component of an entity can be reported as a discontinued operation: “(a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations....and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.” We documented our failure to meet the criteria through our disclosure in the footnotes to the consolidated financial statements, “As part of the sale, we entered into a non-exclusive, three-year supply agreement with the buyer for certain glassware products that our candle operations continue to use. In accordance with SFAS 144 and related accounting guidance, the financial results of these operations do not meet the criteria for classification as discontinued operations and, therefore, have been included in continuing operations for all periods presented.” Our evaluation of the terms of the supply agreement in accordance with SFAS 144 and Emerging Issues Task Force No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations,” indicated that the cash inflows and cash outflows associated with its requirements would remain significant relative to the operations disposed therefore precluding discontinued operation accounting under condition (a) above. In addition to the supply agreement, we had further continuing involvement with respect to a two-year lease of a related Oklahoma manufacturing facility, as well as certain transitional

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arrangements for specified warehousing, accounting, human resource and IT services that required our involvement beyond normal transitional arrangements. Collectively, we considered these arrangements to fail condition (b) above. In conclusion, and as disclosed in Note 2 to the consolidated financial statements, the requirements for discontinued operations reporting for these sold operations were not met and therefore we continued to account for these operations within continuing operations for all periods presented.
Note 17 – Restructuring and Impairment Charge, page 54
10.	We note the disclosure indicating that the operations of your closed industrial glass unit located in Lancaster, Ohio, have not been reclassified to discontinued operations. Explain to us how you have considered the guidance of SFAS 144, paragraphs 41 through 43, in determining the classification of these operations.
Response: We considered the general materiality provision provided in SFAS 144 following paragraph 51 which states “The provisions of this Statement need not be applied to immaterial items.” Although the closed industrial glass unit located in Lancaster, Ohio may have met the definition of a discontinued operation per paragraph 41 of SFAS 144, it was not considered material. For the fiscal year ended June 30, 2007, this unit represented less than 3% of consolidated net assets and total assets; approximately 3.3% of consolidated income before income taxes; and less than 1% of consolidated net sales. For the fiscal year ended June 30, 2006, this unit represented approximately 3% of consolidated net assets and total assets; less than 1% of consolidated income before income taxes; and less than 1% of consolidated net sales. While the guidance does not preclude classifying even immaterial operations as discontinued operations (paragraph B105 of SFAS 144), we considered such a classification as not providing benefit to readers of our financial statements. We did, however, in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” provide full disclosure in the footnotes to the consolidated financial statements of the costs associated with the closure of this facility.
Note 18 – Business Segments Information, page 55
11.	We note the disclosure indicating that your business is separated into two distinct operating segments. Explain to us how you evaluated whether the operations in your retail and food service markets represented separate operating segments, as defined in SFAS 131, paragraph 10. As part of your response, identify for us your CODM. Additionally, provide a copy of recent reports reviewed by your CODM.
Response: In connection with our responses to your specific comments, we have set forth below a detailed discussion of our view on segment reporting with respect to our food business. We have assessed our segment reporting using the guidance in Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). Based upon the way we have managed and viewed our food operations, we have concluded that reporting our food operations as a single operating segment is appropriate and consistent with the provisions of SFAS 131.
Consistent with the guidance in paragraph 12 of SFAS 131, we have determined that Mr. John B. Gerlach, Jr. is our chief operating decision maker (“CODM”). Mr. Gerlach is the Chief Executive Officer and Chairman of the Board and is primarily responsible for allocating resources through his influence or approval over matters such as significant capital expenditures,

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recommendations regarding the allocation of equity grants and assessment of performance for key management personnel. He has viewed and operated the food business as a single segment. He has communicated his views on the food operations in this manner and has reported financial results to the Board and external parties for the specialty foods business as a whole.
Paragraph 10 of SFAS 131 states that “An operating segment is a component of an enterprise: a) That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), b) Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and c) For which discrete financial information is available.” Although we have derived revenue in our food operations from both the retail and foodservice markets, our activities in these markets have not met the requirements of either clause (b) or (c) of paragraph 10.
Our food operations are not organized by retail and foodservice and, therefore, expense data and “operating results” have not been either accumulated or regularly available for these two markets. Accordingly, with respect to clause (b), “operating results” for these two markets are not regularly reviewed by our CODM for purposes of making decisions about resources to be allocated or assessing performance; and, with respect to clause (c), regularly prepared financial information below sales has not been available for our retail and foodservice markets.
Paragraph 14 of SFAS 131 states, “an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker . . . If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.” (Emphasis added.)
The CODM has allocated resources and assessed performance based on our food operations as a whole. Further, in accordance with paragraph 14 cited above, we have only one segment manager for our food operations, the President of Specialty Foods, and he reports directly to the CODM. Management performance of key senior management within the segment has been assessed based on the performance of the segment as a whole. We believe, therefore, the reporting of our food operations as one segment is consistent with SFAS 131 and provides the best information to readers of our financial statements, as it reflects management’s internal view of the business.
We have disclosed the net sales contributed by each class of similar products within our Specialty Foods segment (i.e., foodservice and retail). We provided this disclosure under the guidance of paragraph 37 of SFAS 131, but it is not intended to reflect how we manage our food operations.
The Staff has asked us to provide recent reports reviewed by the CODM. A copy of such reports (the “Reports”) for our food operations is being provided under separate cover. In accordance with Commission Rule 12b-4, we request that such materials be returned following completion of the Staff’s review.
The primary information in the Reports pertains to the food business as a whole, and this is indicative of how the CODM views the business. Further, reports presented by the CODM at analyst meetings have spoken to this segment as a whole (except certain sales information by

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product category), and such reports have discussed acquisition and capital resource priorities for this segment as a whole. Finally, the CODM has considered the food business as a whole for purposes of investing additional capital, as well as evaluating acquisition possibilities. All of this supports the view that we manage our food business as a whole and, therefore, reporting our financial information in this manner is the best approach under the guidance of SFAS 131.
We note that some data in the Reports relates to our legal subsidiaries.1 The legal subsidiary level financial information that has been made available to the CODM is not used by the CODM for allocating resources and assessing performance because such information has inherent business and accounting limitations (due to numerous factors, such as the organizational structure, the nature and extent of the segment’s shared resources and indirect costs, the absence of allocated elimination entries and how resource allocation decisions do not align themselves with the information captured at the subsidiary level). The subsidiaries’ products have been sold through common sales groups, typically utilizing the same sales force/brokers to often-common customers. Other than infrequent reference to relative sizes of related product lines sales, subsidiary-level information has not typically been referenced either to external parties or within our filed financial statements. The legal subsidiaries do not have segment managers, as defined in paragraph 14 of SFAS 131, who are directly accountable to and maintain regular contact with the CODM. The CODM does not allocate resources nor assess performance at the legal subsidiary level, the legal subsidiaries do not maintain separate administrative support and the legal subsidiary level financial information is not communicated to the Board or external parties.
Finally, we believe the information presented to our Board further supports our decision to report our food operations as one segment. Under paragraph 70 of SFAS 131, “[i]n many enterprises, only one set of data is provided to the board of directors. That set of data generally is indicative of how management views the enterprise’s activities.” (Emphasis added.) Our Board has been regularly presented with information only on a segment basis and has made decisions based on the segment as a whole and not on any individual subsidiary or other portions of our food business. An example of the information routinely provided to the Board has been voluntarily provided under separate cover. In accordance with Commission Rule 12b-4, we also request that such materials be returned following completion of the Staff’s review.
In conclusion, based upon the guidance in SFAS 131, we believe reporting the food operations as a single segment is the most appropriate basis. The group’s reporting structure to the CODM, group compensation strategies, external presentation, the CODM’s management of the food business and the information presented to the Board all strongly support our conclusion that the food operations are a single operating segment.
We remain mindful, however, of our responsibility to reassess the segment reporting process periodically, especially in light of our recent movement to a more food-focused business. As our risks and opportunities become more concentrated within the Specialty Foods Segment, an increasing amount of time is being spent by both management and the Board on this part of our business. Recently, we also initiated an IT project within this segment that contemplates

[1]	The “Specialty Foods Segment” is comprised of five individual legal subsidiaries engaged in the manufacture of different product lines (i.e., T. Marzetti Company — generally, salad dressings, sauces and vegetable dips and croutons; Marzetti Frozen Pasta — pasta products; New York Frozen Foods — frozen breads; Sister Schubert’s — frozen rolls and bread; and Quality Bakery — primarily limited manufacturing and distribution services utilized by the other subsidiaries).

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significant enhancements to our existing systems. These factors may result in future modifications to the process by which the CODM currently allocates and assesses performance for this segment. Should such modifications occur, we will adjust our segment reporting appropriately.
12.	Disclosure under this section indicates that the corporate identifiable assets include assets that were retained when the related operations were disposed. Tell us the nature and amount of these assets. Additionally, explain to us why they were retained and what you currently intend to do with these assets.
Response: The primary assets we retained consist of now-idle real estate that we previously used in several of the disposed and closed operations referenced above. With respect to two of the disposed operations, negotiations with each buyer eventually resulted in leases for the related facilities rather than purchases. This afforded us the potential opportunity to realize more value from the ultimate disposition of the real estate and also provided each buyer with more flexibility in consolidating operations, if desired. We are actively marketing these properties, and we are engaged in various levels of negotiations with different parties to sell certain of the properties. We continue to monitor market conditions and related listing prices to ensure we are able to move the properties as soon as practicable. We had properties held for sale totaling approximately $3.1 million at December 31, 2008.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Note 4 – Long-Term Debt, page 7
13.	In future filings, please disclose the specific terms of all material covenants in your debt agreement, including the required ratios as well as the actual ratios as of each reporting date, allowing readers to understand how much cushion there is between the required ratios and the actual ratios. Also, show the specific computations used to arrive at the actual ratios, with corresponding reconciliations to corresponding U.S. GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, for additional guidance. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt, if not cured within applicable grace periods.
Response: In future filings, we will provide additional disclosures regarding material debt covenants, the related requirements and our compliance. We will also disclose if there are any stated events of default which would permit the lenders to accelerate the debt, if not cured within applicable grace periods. We propose to provide this information by (a) including a description of the financial covenants and our compliance therewith in the footnotes to our financial statements and (b) discussing all the covenants and our compliance therewith in the Financial Condition section of our Management’s Discussion and Analysis. (See response 14 below.) The Staff has requested that we include the computation of actual ratios, as well as any necessary reconciliation to GAAP amounts. We propose not to include this detail in our disclosures as long as we meet the ratio tests by substantial margins, and our risk of breaching these covenants remains highly unlikely. To that end, we have included a statement regarding our expectations about meeting the facility’s covenants in our proposed disclosures for the Financial Condition section of our Management’s Discussion and Analysis. (See response 14 below.)

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The following section represents our proposed disclosure to be included in the footnotes to our consolidated financial statements in our Quarterly Report on Form 10-Q for the third quarter ending March 31, 2009:
Note 4 –Long-Term Debt
At                                          and June 30, 2008, we had an unsecured revolving credit facility under which we may borrow up to a maximum of $160 million at any one time, with the potential to expand the total credit availability to $260 million based on obtaining consent of the issuing bank and certain other conditions. The facility expires on October 5, 2012, and all outstanding amounts are due and payable on that day. At                      and June 30, 2008, we had $                     and $55.0 million, respectively, outstanding under the facility with a weighted average interest rate of                      and 2.93%, respectively. Loans may be used for general corporate purposes.
Based on the long-term nature of this facility and in accordance with generally accepted accounting principles, we have classified the outstanding balance as long-term debt. We paid approximately $                     and $                     million of interest for the                      and                      months ended                     , respectively, as compared to approximately                      and                      million in the corresponding periods of the prior year. Based on the borrowing rates currently available to us under the facility, the fair market value of our long-term debt is not materially different from the carrying value.
The facility contains two principal financial covenants: an interest expense test that requires us to maintain an interest coverage ratio not less than 2.5 to 1 at the end of each fiscal quarter; and an indebtedness test that requires us to maintain a leverage ratio not greater than 3 to 1 at all times. The interest coverage ratio is calculated by dividing Consolidated EBIT (as defined more specifically in the credit agreement) by Consolidated Interest Expense (as defined more specifically in the credit agreement), and the leverage ratio is calculated by dividing Consolidated Debt (as defined more specifically in the credit agreement) by Consolidated EBITDA (as defined more specifically in the credit agreement). We met the requirements of these financial covenants at                                          and June 30, 2008.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Financial Condition, page 19
14.	You indicate under this section that there was approximately $80 million of borrowing availability remaining under your unsecured revolving credit facility at September 30, 2008 (based upon the total amount available and borrowings made to date), with the potential for an additional $100 million of available funds, subject to consent of the issuing bank and certain other conditions. In future filings, please expand any similar disclosure to clarify whether there are any limitations on your ability to access or use these funds. Additionally, disclose the impact on your financial condition, results of operations or liquidity, if additional finds become unavailable in future periods.
Response: In future filings, we will expand the disclosures to clarify whether there are any limitations on our ability to access or use the credit facility as well as the impact on our business if additional funds become unavailable in future periods. We have disclosed previously that the additional $100 million in potential availability is subject to bank approval. Because the lenders are not contractually obligated to extend these additional funds and we do not expect to request

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access to these funds in the foreseeable future, we propose to remove discussion of this feature of our credit facility from our Management’s Discussion and Analysis.
Please see the following for the proposed disclosure to be included in our Quarterly Report on Form 10-Q for the third quarter ending March 31, 2009 within the Financial Condition section of our Management’s Discussion and Analysis, subject to any change in circumstance:
On October 5, 2007, we entered into a new unsecured revolving credit facility, which replaced the credit facility existing on September 30, 2007. Under the new facility, we may borrow up to a maximum of $160 million at any one time. Loans may be used for general corporate purposes. We currently have $___ million outstanding under this facility. The facility expires on October 5, 2012, and all outstanding amounts are due and payable on that day.
The facility contains certain restrictive covenants, including limitations on indebtedness, asset sales and acquisitions, and financial covenants relating to interest coverage and leverage. At March 31 2009, we were in compliance with all applicable provisions and covenants of the facility, and we met the requirements of the financial covenants by substantial margins.
We currently expect to remain in compliance with the facility’s covenants for the foreseeable future. A default under the facility could accelerate the repayment of our outstanding indebtedness and limit our access to additional credit available under the facility. Such an event could require curtailment of cash dividends or share repurchases, reduce or delay beneficial expansion or investment plans, or otherwise impact our ability to meet our obligations when due. At March 31, 2009, we were not aware of any event that would constitute a default under the facility.
We believe that internally generated funds and our existing aggregate balances in cash and equivalents, in addition to our currently available bank credit arrangements, should be adequate to meet our foreseeable cash requirements. If we were to borrow outside of our credit facility under current market terms, our average interest rate may increase significantly and have an adverse effect on our results of operations.
For additional information regarding our credit facility, see “Note 4-Long Term Debt” in the Notes to Consolidated Financial Statements included in this Quarterly Report on Form 10-Q.

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Controls and Procedures, page 21
15.	We note your disclosure that “our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of September 30, 2008 to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Response: In our Quarterly Report on Form 10-Q for the period ended December 31, 2008, we expanded our disclosures regarding Controls and Procedures to clarify that our officers concluded that our disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 are accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please see the following for the additional disclosure that we included (italicized and underlined below):
Item 4. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures. As of the end of the period covered by this Quarterly Report on Form 10-Q, our Chief Executive Officer and Chief Financial Officer evaluated, with the participation of management, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2008 to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is 1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and 2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.
Definitive Proxy Statement on Schedule 14A Filed October 15, 2008
16.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.
Response: We acknowledge the Staff’s comment and confirm that we will comply with comments 17, 18 and 19 in all future filings, to the extent such comments remain applicable.
Primary Elements of Compensation, page 14
17.	Although you have provided a general description of the factors the committee considered in making the salary adjustments for the named executive officers, you should specify the material factors the committee considered in making base salary adjustments

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for each named executive officer whose salary was increased. See Item 402(b)(1)(v) of Regulation S-K.
Response: In future filings, we will disclose the information referenced in comment 17. The following is an example of the type of disclosure we would expect to include in future filings based on the executive compensation and decisions regarding our 2008 fiscal year that were previously reported in the Proxy Statement:
“Salaries. We provide our named executive officers with annual salaries both to attract and retain the executives and to provide them with a steady source of annual cash-based income. For each named executive officer, salary represents a non-“at risk” cash component of compensation. We establish our salaries at levels designed to reward our named executive officers for their overall level of expertise, responsibilities, experience and other factors unique to each individual executive officer, as determined by our Compensation Committee. However, our policy is that salaries for our named executive officers should not exceed median salaries for executive officers with similar responsibilities within our peer group.
For fiscal year 2008, the amount of each named executive officer’s salary increase, expressed as a percentage of such officer’s fiscal year 2007 salary, was as follows: Mr. Gerlach, 0%; Mr. Boylan, 3.8% and Mr. Rosa, 2.8%. Salaries earned by our named executive officers for 2007 and 2008 appear below in the “Salary” column of our 2008 Summary Compensation Table. For fiscal year 2009, we have increased our named executive officers’ salaries by an average of 2.8%.
The Compensation Committee initially determined to increase Mr. Boylan’s salary for 2008 after considering Mr. Boylan’s 17 years of experience handling financial matters for us and his in-depth knowledge of our business, and the Compensation Committee’s and Mr. Gerlach’s satisfaction with Mr. Boylan’s job performance as Chief Financial Officer during 2007. The Compensation Committee initially determined to increase Mr. Rosa’s salary for 2008 due to the Compensation Committee’s desire to ensure retention of Mr. Rosa’s services within our Specialty Foods operations during our continuing shift to a more food-focused company. The Compensation Committee also considered Mr. Rosa’s four years of experience as President of our Specialty Foods Segment, and his specific knowledge of our Specialty Foods operations and strategic plan, and the Compensation Committee’s and Mr. Gerlach’s satisfaction with Mr. Rosa’s job performance during 2007. Although the Compensation Committee also considered increasing Mr. Gerlach’s salary for 2008 for reasons similar to the ones listed above, Mr. Gerlach requested that he not receive additional compensation at this time. The Compensation Committee determined that Mr. Gerlach’s request was acceptable given his significant ownership position in the company and low probability of leaving the company.
The Compensation Committee used its judgment in choosing to increase salaries for Messrs. Boylan and Rosa for 2008 by their respective amounts after taking into consideration Mr. Gerlach’s recommendations, each executive’s annual salary increases in prior years and the amount that our Compensation Committee understands to represent average salary increases among companies in our peer group over the past few years for officers holding similar positions.”

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Long-Term Equity-Based Incentive Awards, page 16
18.	We note that in February 2008 you began a new equity incentive program consisting of grants of stock-settled stock appreciation rights and restricted stock. Please provide a substantially more detailed description of this program.
Response: In future filings, we will disclose the information referenced in comment 18. The following is an example of the type of disclosure we would expect to include in our future filings, based on the executive compensation and decisions regarding our 2008 fiscal year that were previously reported in the Proxy Statement:
“Long-Term Equity-Based Incentive Awards. Until 2008, we used stock options as the primary vehicle for providing long-term incentives to and rewarding our named executive officers for their efforts in helping to create long-term shareholder value. We have also considered stock options as a retention tool for executive talent. Both of these factors have helped our Compensation Committee determine in past years the type of award and the number of underlying shares that it granted in connection with an equity incentive award.
However, during fiscal year 2008, with the assistance of Pearl Meyer & Partners, we have moved away from our reliance on stock options as our equity incentive compensation instrument. We had historically believed that granting stock options was the best method for motivating named executive officers to manage our company in a manner consistent with the long-term interests of our shareholders because of the direct relationship between the value of a stock option and the market price of our common stock. The following factors, however, have caused us to reevaluate this approach:
•	the evolution of regulatory, tax and accounting treatment of equity incentive programs;

•	developments in our strategic objectives; and

•	the study of our equity-based incentive program that took place during fiscal year 2007.
Based on these factors, in February 2008, we began granting our long-term equity incentives in the form of time-based stock-settled stock appreciation rights, or appreciation rights, and time-based restricted stock instead of stock options. Messrs. Boylan and Rosa each received 12,000 appreciation rights and 300 shares of restricted stock as part of our first grants pursuant to new forms of appreciation rights and restricted stock award agreements. Similar to our prior years’ grants of stock options, these grants of appreciation rights and restricted stock were made under our 2005 Stock Plan previously approved by our shareholders. The Compensation Committee believes these awards represent an appropriate level of additional annual compensation that is aligned with the creation of long-term shareholder value and that provides an additional retention tool for executive talent.
Appreciation rights give holders the right to receive stock in our company equal in market value to the difference between the closing market price of our stock on the day of exercise and the base price established for the appreciation rights, as set forth in the

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appreciation rights award agreement, multiplied by the number of appreciation rights exercised. The base price for appreciation rights equals the closing price of our stock on the date on which the appreciation rights are granted, which for the February 2008 grants was $38.31. Appreciation rights cannot be exercised until they are vested, and we have currently chosen for retention purposes that appreciation rights should vest over time as follows: one-third of the total award will vest on each of the first, second and third anniversaries of the grant date. The appreciation rights will vest earlier upon a change of control of the company. The appreciation rights award agreement also provides that the appreciation rights will expire on the earlier of five years from the grant date or 90 days after the grantee’s employment with the company ceases other than as a result of his or her death or disability, as described in more detail in the award agreement. As a result, the appreciation rights granted in February 2008 must be exercised no later than February 27, 2013.
The Compensation Committee granted new awards of restricted stock on the same day as the appreciation rights awards. Unlike the appreciation rights, the shares of restricted stock do not vest ratably, but vest in the aggregate on the third anniversary of the grant date. The restricted stock will vest earlier upon a change of control of the company. Once vested, the restricted stock may be traded in the same manner as other shares. Each recipient of restricted stock will receive dividends on the restricted stock during the vesting period, but will forfeit all unvested restricted stock if his or her employment with the company ceases other than as a result of his or her death or disability, as described in more detail in the award agreement.
In total, we issued 153,550 appreciation rights and 23,600 shares of restricted stock to our employees under our 2005 Stock Plan during fiscal year 2008. The Compensation Committee did not utilize any specific formulas, mathematical calculations or peer group comparisons when determining the amounts of appreciation rights and restricted stock that it granted to individual employees, including our named executive officers, during 2008. Instead, the 2008 grants, including the grants to Mr. Boylan and Mr. Rosa, were made solely in the Compensation Committee’s judgment based on recommendations from Mr. Gerlach and motivated solely by the Compensation Committee’s desire to award each employee enough value to achieve our retention and motivation objectives discussed above. In the Compensation Committee’s view, the amounts awarded in 2008 were necessary to help us retain executive talent and provide reasonable incentives for our executive talent to work to create long-term shareholder value.
We did not make any grants of stock options during fiscal year 2008. At this time, it is our intention to continue to make long-term equity incentive awards in the form of only appreciation rights and restricted stock using the forms we have filed with the Securities and Exchange Commission because we believe these types of equity awards offer our employees, including our named executive officers, the best form of retention and motivation incentive that is also aligned with the long-term interests of our shareholders. We also currently expect that the Compensation Committee will continue to use its judgment, based, in part, on recommendations by our chief executive officer, to determine the value of appreciation rights and restricted stock awards because this gives the Compensation Committee the most flexibility to make awards in amounts necessary to help us achieve our long-term objectives. At this time, the Compensation Committee has not made any determinations about awards for fiscal year 2009 or future years.”

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19.	For each Named Executive Officer, provide the disclosure required by Item 402(b)(1)(v) of Regulation S-K with regard to the Long-Term Equity-Based Incentive Awards for fiscal 2008. Explain how the amount awarded was determined and if a formula was used.
Response: In future filings, we will disclose the information referenced in comment 19. An example of the type of disclosure we would expect to include in future filings, based on the executive compensation and decisions regarding our 2008 fiscal year that were previously reported in the Proxy Statement, is represented by the final two paragraphs of our response to comment 18 above.
*     *     *
In connection with the above response, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (614) 224-7141 or by facsimile at (614) 469-8219.

Sincerely,
/s/ John L. Boylan
John L. Boylan
Treasurer, Vice President, Assistant Secretary and Chief Financial Officer